--------------------------------------------------------------------------------
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            ------------------------
                                   CPI CORP.
                              (NAME OF THE ISSUER)
                                   CPI CORP.
                        SPS INTERNATIONAL HOLDINGS, INC.
                             SPS ACQUISITION, INC.
                     AMERICAN SECURITIES PARTNERS II, L.P.
                                 ALYN V. ESSMAN
                                 RUSSELL ISAAK
                               PATRICK J. MORRIS
                      (NAME OF PERSON(S) FILING STATEMENT)
                            ------------------------

                    COMMON STOCK, PAR VALUE $0.40 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                   125902106
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                          CPI CORP.
                        ALYN V. ESSMAN                                         SPS INTERNATIONAL HOLDINGS, INC.
                        RUSSELL ISAAK                                               SPS ACQUISITION, INC.
                      PATRICK J. MORRIS                                     AMERICAN SECURITIES PARTNERS II, L.P.
                        C/O CPI CORP.                                                122 EAST 42ND STREET
                    1706 WASHINGTON AVENUE                                         NEW YORK, NEW YORK 10168
                  ST. LOUIS, MISSOURI 63103                                        ATTENTION: MARK BANDEEN
                       (314) 231-1575                                                  (212) 476-8000

      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)
                            ------------------------

                                   Copies to:

                 WILLIAM F. WYNNE, JR., ESQ.                                       RICHARD CAPELOUTO, ESQ.
                      WHITE & CASE LLP                                            SIMPSON THACHER & BARTLETT
                 1155 AVENUE OF THE AMERICAS                                         425 LEXINGTON AVENUE
                   NEW YORK, NEW YORK 10036                                        NEW YORK, NEW YORK 10017
                       (212) 819-8200                                                  (212) 455-2000

                               JOHN A. RAVA, ESQ.
                            HUSCH & EPPENBERGER, LLC
                         100 NORTH BROADWAY, SUITE 1300
                         ST. LOUIS, MISSOURI 63102-2789
                                 (314) 421-4800

     This statement is filed in connection with (check the appropriate box):

          /x/ a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

          / /  b. The filing of a registration statement under the Securities
                  Act of 1933.

          / /  c. A tender offer.

          / /  d. None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. /x/
                            ------------------------

                           CALCULATION OF FILING FEE


                  TRANSACTION VALUATION(1)                                         AMOUNT OF FILING FEE
                        $386,726,644                                                    $77,345.33


/x/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


Amount previously paid: $77,345.33                                    Filing party: CPI Corp.
Form or registration no.: Schedule 14-A, no. 1-10204                  Date filed:July 12, 1999; August 27, 1999 and
                                                                                 September 23, 1999



(1) Based upon Exchange Act Rule 0-11(b). Includes $37.00 per share for 9,920,007 shares of common stock of the Issuer plus an aggregate of $19,686,385 in consideration of 1,399,233 outstanding options to purchase common stock of the Issuer.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               INTRODUCTORY NOTE


     This Amendment No. 2 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended and supplemented, the "Schedule 13E-3") relating to the proposed merger (the "Merger") of SPS Acquisition, Inc., a Delaware corporation ("Sub"), with and into CPI Corp., a Delaware corporation (the "Corporation"), pursuant to the Agreement and Plan of Merger dated as of June 15, 1999, by and among the Corporation, Sub and SPS International Holdings, Inc., a Delaware corporation ("Parent"). In connection with the Merger, certain officers and employees of the Corporation, including Alyn V. Essman, Russell Isaak and Patrick J. Morris, have agreed to invest cash, shares of the Corporation's common stock or options to purchase the Corporation's common stock or a combination thereof in Parent in return for equity interests in Parent.



     The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement (the "Proxy Statement"), filed by the Corporation with the Securities and Exchange Commission on September 23, 1999 of the information required to be included in response to the items of Schedule 13E-3. The information set forth in the Proxy Statement (including the appendixes thereto) is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by the information contained in the Proxy Statement.

                             CROSS REFERENCE SHEET
                       PURSUANT TO GENERAL INSTRUCTION F
                               TO SCHEDULE 13E-3

     SCHEDULE 13E-3                                                                   RESPONSE/CAPTION IN
ITEM NUMBER AND CAPTION                                                                 PROXY STATEMENT
------------------------                                                              --------------------

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

   (a)            Cover Page;
                  SUMMARY--General--The Parties to the Transaction; Management Investors;
                  SUMMARY--General--The Merger.
   (b)            SUMMARY--General--The Special Meeting;
                  INTRODUCTION--Voting Rights; Agreements to Vote; Vote Required for Approval.
   (c)            SUMMARY--Comparative Market Price Data.
   (d)            SUMMARY--Dividends.
   (e)            Not applicable.
   (f)            TRANSACTIONS IN COMMON STOCK BY CERTAIN PERSONS.

ITEM 2. IDENTITY AND BACKGROUND.


   (a)-(d) and    Cover Page;
   (g)
                  SUMMARY--General--The Parties to the Transaction;
                  SPECIAL FACTORS--Interests of Certain Persons in the Merger; Potential Conflicts of
                  Interest--Equity Investment by Management Investors.


ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

   (a)-(b)        SPECIAL FACTORS--Background of the Merger;
                  SPECIAL FACTORS--Interests of Certain Persons in the Merger; Potential Conflicts of
                  Interest.

ITEM 4. TERMS OF THE TRANSACTION.

   (a)            SUMMARY;
                  INTRODUCTION;
                  SPECIAL FACTORS;
                  THE MERGER;
                  THE MERGER AGREEMENT;
                  Appendix A.
   (b)            SUMMARY;
                  SPECIAL FACTORS--Certain Effects of the Merger; Plans or Proposals After the Merger;
                  SPECIAL FACTORS--Interests of Certain Persons in the Merger; Potential Conflicts of
                  Interest.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

   (a)-(g)        SUMMARY--Certain Effects of the Merger;
                  SPECIAL FACTORS--Certain Effects of the Merger; Plans or Proposals After the Merger;
                  THE MERGER--Effects of the Merger.

ITEM 6. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   (a)            SUMMARY--Financing of the Merger;
                  SPECIAL FACTORS--Interests of Certain Persons in the Merger; Potential Conflicts of
                  Interest;
                  THE MERGER--Financing of the Merger.
   (b)            THE MERGER AGREEMENT--Termination Fees; Expenses.
   (c)            THE MERGER--Financing of the Merger.
   (d)            Not applicable.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

   (a)-(d)        SUMMARY--Certain Effects of the Merger;
                  SPECIAL FACTORS--Background of the Merger;
                  SPECIAL FACTORS--CPI's Reasons for the Merger;
                  Recommendation of Our Board of Directors;
                  SPECIAL FACTORS--Certain Effects of the Merger; Plans or Proposals After the Merger
                  SPECIAL FACTORS--Interests of Certain Persons in the Merger; Potential Conflicts of
                  Interest;
                  SPECIAL FACTORS--Material U.S. Federal Income Tax Consequences of
                  the Merger to Our Stockholders.

ITEM 8. FAIRNESS OF THE TRANSACTION.


   (a)-(b)        SUMMARY;
                  SPECIAL FACTORS--CPI's Reasons for the Merger; Recommendation of
                  Our Board of Directors;
                  SPECIAL FACTORS--CPI and the Senior Management Investors' Belief as to the
                  Fairness of the Merger;
                  SPECIAL FACTORS--SPS International, SPS Acquisition and American Securities
                  Partners II's Belief as to the Fairness of the Merger;
                  SPECIAL FACTORS--Interests of Certain Persons in the Merger; Potential Conflicts of
                  Interest.
   (c)            INTRODUCTION--Voting Rights; Agreements to Vote; Vote Required For Approval.
   (d)-(f)        SPECIAL FACTORS--Background of the Merger;
                  SPECIAL FACTORS--CPI's Reasons for the Merger; Recommendation of
                  Our Board of Directors.


ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

   (a)-(c)        SPECIAL FACTORS--Background of the Merger;
                  SPECIAL FACTORS--Opinion of Financial Advisor;
                  SPECIAL FACTORS--CPI's Reasons for the Merger; Recommendation of
                  Our Board of Directors;
                  Appendix C.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

   (a)            SPECIAL FACTORS--Interests of Certain Persons in the Merger; Potential Conflicts of
                  Interest;
                  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS;
                  TRANSACTIONS IN COMMON STOCK BY CERTAIN PERSONS.
   (b)            Not applicable.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

                  SUMMARY--Interests of Certain Persons in the Merger; Potential Conflicts of
                  Interest;
                  INTRODUCTION--Voting Rights; Agreements to Vote; Vote Required for Approval;
                  SPECIAL FACTORS--Interests of Certain Persons in the Merger; Potential Conflicts of
                  Interest.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF
CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

   (a)-(b)        INTRODUCTION--Voting Rights; Agreements to Vote; Vote Required For Approval;
                  SPECIAL FACTORS--CPI's Reasons for the Merger; Recommendation of
                  Our Board of Directors;
                  SPECIAL FACTORS--Interests of Certain Persons in the Merger; Potential Conflicts of
                  Interest.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

   (a)            THE MERGER--Rights of Dissenting Stockholders;
                  Appendix B.
   (b)            Not applicable.
   (c)            Not applicable.

ITEM 14. FINANCIAL INFORMATION.

   (a)            SUMMARY--Our Financial Information and Projections
                  Annual Report on Form 10-K for the fiscal year ended February 6, 1999 for the Corporation, which is incorporated by reference in the Proxy Statement.
   (b)            Not applicable.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

   (a)            SUMMARY;
                  SPECIAL FACTORS--Background of the Merger;
                  SPECIAL FACTORS--Opinion of Financial Advisor;
                  SPECIAL FACTORS--Interests of Certain Persons in the Merger; Potential Conflicts of
                  Interest.
   (b)            INTRODUCTION--Solicitation of Proxies;
                  EXPENSES OF SOLICITATION.

ITEM 16. ADDITIONAL INFORMATION.

                  Proxy Statement (and the Appendixes thereto) generally

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.


   (a)(1)         Commitment letter from Credit Suisse First Boston for Senior Secured Credit Facility dated
                  June 15, 1999.*
     (2)          Commitment letter from Credit Suisse First Boston for Bridge Loan Facility dated June 15, 1999.*
     (3)          Letter agreement amending the commitment letter for Senior Secured Credit Facility dated September
                  8, 1999.
     (4)          Letter agreement assigning a portion of the Senior Secured Credit Facility to Morgan Stanley &
                  Co., dated September 9, 1999.
     (5)          Letter agreement assigning a portion of the Bridge Loan Facility to Morgan Stanley Senior Funding,
                  Inc. dated September 9, 1999.

   (b)(1)         Opinion of Credit Suisse First Boston Corporation (Attached as Appendix C
                  to the Proxy Statement).
     (2)          Written Materials distributed to Board of Directors at May 26, 1999 meeting by
                  Credit Suisse First Boston Corporation.*
   (c)(1)         Agreement and Plan of Merger, dated as of June 15, 1999, among Parent, Sub and the Corporation.
                  (Attached as Appendix A to the Proxy Statement).
     (2)          Form of Subscription Agreement for Accredited Investors (including voting agreements).*
     (3)          Guarantee of American Securities Capital Partners, L.P. dated June 15, 1999.*
     (4)          Form of Subscription Agreement for Accredited Investors.*
   (d)(1)         A copy of the Proxy Statement (filed by CPI Corp. on September 23, 1999 and incorporated herein by reference).
   (e)(1)         Section 262 of the Delaware General Corporation Law (Attached as Appendix B
                  to the Proxy Statement).
   (f)(1)         Not applicable.


------------------

     *  Previously filed.

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

(a)             Reference hereby is made to the information set forth on the cover page and the headings
                "SUMMARY--General--The Parties to the Transaction; Management Investors" and "--The Merger" of
                the Proxy Statement, which information is incorporated herein by reference.
(b)             Reference hereby is made to the information set forth under the headings "SUMMARY--General--The
                Special Meeting" and "INTRODUCTION--Voting Rights; Agreements to Vote; Vote Required For
                Approval" in the Proxy Statement, which information is incorporated herein by reference.
(c)             Reference hereby is made to the information set forth under the heading "SUMMARY--Comparative
                Market Price Data" in the Proxy Statement, which information is incorporated herein by reference.
(d)             Reference hereby is made to the information set forth under the heading "SUMMARY--Dividends" in the Proxy Statement, which information is incorporated herein by reference.
(e)             Not applicable.
(f)             Reference hereby is made to the information set forth under the heading "TRANSACTIONS IN COMMON
                STOCK BY CERTAIN PERSONS" in the Proxy Statement, which information is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.


(a)-(d) and     The persons filing this statement are the Corporation, SPS International Holdings, Inc., a
(g)             Delaware corporation, SPS Acquisition, Inc., a Delaware corporation, American Securities
                Partners II, L.P., a Delaware limited partnership, Alyn V. Essman, Russell Isaak and Patrick J.
                Morris. The address of each of SPS International Holdings, Inc., SPS Acquisition, Inc. and
                American Securities Partners II, L.P. and their respective officers, directors and controlling affiliates is 122 East 42nd Street, New York, New York 10168. SPS International Holdings, Inc.
                has been organized for the purpose of holding the capital stock of SPS Acquisition, Inc. which has been formed for the purpose of consummating the merger. Reference hereby is made to the information set forth on the Cover Page and under the heading "SUMMARY-- General--The Parties to the Transaction; Management Investors" and "SPECIAL FACTORS--Interests of Certain Persons in the
                Merger; Potential Conflicts of Interest--Equity Investment by Management Investors" in the Proxy
                Statement, which information is incorporated herein by reference.

(e)-(f)         None of the Corporation, SPS International Holdings, Inc., SPS Acquisition, Inc., American
                Securities Partners II, L.P., any executive officer, director, general partner or person controlling the Corporation, SPS International Holdings, Inc., SPS Acquisition, Inc. or American
                Securities Partners II, L.P. has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.


ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

(a)             Reference hereby is made to the information set forth under the headings "SPECIAL
                FACTORS--Background of the Merger; Potential Conflicts of Interest" and "SPECIAL
                FACTORS--Interests of Certain Persons in the Merger" in the Proxy Statement, which information is incorporated herein by reference.

(b)             Reference hereby is made to the information set forth under the headings "SPECIAL
                FACTORS--Background of Merger" and "SPECIAL FACTORS--Interest of Certain Persons in the Merger;
                Potential Conflicts of Interest" in the Proxy Statement, which information is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a)             Reference hereby is made to the information set forth under the headings "SUMMARY,"
                "INTRODUCTION," "SPECIAL FACTORS," "THE MERGER," "The Merger Agreement" and Appendix A in the
                Proxy Statement, which information is incorporated herein by reference.

(b)             Reference hereby is made to the information set forth under the headings "SUMMARY," "SPECIAL
                FACTORS--Certain Effects of the Merger; Plans or Proposals After the Merger" and "SPECIAL
                FACTORS--Interests of Certain Persons in the Merger; Potential Conflicts of Interest" in the
                Proxy Statement, which information is incorporated herein by reference.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

(a)-(g)         Reference hereby is made to the information set forth under the headings "SUMMARY-- Certain
                Effects of the Merger," "SPECIAL FACTORS--Certain Effects of the Merger; Plans or Proposals
                After the Merger," and "THE MERGER--Effects of the Merger" in the Proxy Statement, which information is incorporated herein by reference.

ITEM 6. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)             Reference hereby is made to the information set forth under the headings "SUMMARY-- Financing of the Merger," "SPECIAL FACTORS--Interests of Certain Persons in the Merger; Potential Conflicts
                of Interest" and "THE MERGER--Financing of the Merger" in the Proxy Statement, which information is incorporated herein by reference.

(b)             Reference hereby is made to the information set forth under the heading "THE MERGER
                AGREEMENT--Termination Fees; Expenses" in the Proxy Statement, which information is incorporated herein by reference.

(c)-(d)         Reference hereby is made to the information set forth under the heading "THE MERGER--Financing of the Merger" in the Proxy Statement, which information is incorporated herein by reference.
                None of Alyn V. Essman, Russell Isaak or Patrick J. Morris expects to borrow any funds in connection with the Merger.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

(a)-(d)         Reference hereby is made to the information set forth under the headings "SUMMARY-- Certain
                Effects of the Merger," "SPECIAL FACTORS--Background of the Merger," "SPECIAL FACTORS--CPI's
                Reasons for the Merger; Recommendation of Our Board of Directors," "SPECIAL FACTORS--Certain
                Effects of the Merger; Potential Conflicts of Interest," "SPECIAL FACTORS--Interests of Certain
                Persons in the Merger" and "SPECIAL FACTORS--Material U.S. Federal Income Tax Consequences of
                the Merger to Our Stockholders" in the Proxy Statement, which information is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.


(a)-(b)         Reference hereby is made to the information under the headings "SUMMARY," "SPECIAL
                FACTORS--CPI's Reasons for the Merger; Recommendation of Our Board of Directors," "SPECIAL
                FACTORS--CPI and the Senior Management Investors' Belief as to the Fairness of the Merger,"
                "SPECIAL FACTORS--SPS International, SPS Acquisition and American Securities Partners II's
                Belief as to the Fairness of the Merger" and "SPECIAL FACTORS-- Interests of Certain Persons in
                the Merger; Potential Conflicts of Interest" in the Proxy Statement, which information is incorporated herein by reference.

(c)             The Merger is not structured to require approval by a majority of unaffiliated stockholders.
                Reference hereby is made to the information under the heading "INTRODUCTION--Voting Rights;
                Agreements to Vote; Vote Required For Approval" in the Proxy Statement, which information is incorporated herein by reference.

(d)-(f)         Reference is hereby made to the information under the headings "SPECIAL FACTORS--Background of the Merger" and "SPECIAL FACTORS--CPI's Reasons for the Merger; Recommendation of Our Board of
                Directors" in the Proxy Statement, which information is incorporated herein by reference.


ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

(a)-(b)         Reference hereby is made to Exhibit (b)(2) hereto, the information in Appendix C of the Proxy
                Statement and under the headings "SPECIAL FACTORS--Background of the Merger," "SPECIAL
                FACTORS--Opinion of Financial Advisor" and "SPECIAL FACTORS--CPI's Reasons for the Merger;
                Recommendation of Our Board of Directors," in the Proxy Statement, which information is incorporated herein by reference.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

(a)             Reference hereby is made to the information under the heading "SPECIAL FACTORS-- Interests of
                Certain Persons in the Merger; Potential Conflicts of Interest," "SECURITY OWNERSHIP OF CERTAIN
                BENEFICIAL OWNERS" and "TRANSACTIONS IN COMMON STOCK BY CERTAIN PERSONS" in the Proxy Statement,
                which information is incorporated herein by reference.
(b)             None.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

                Reference hereby is made to the information under the headings "SUMMARY--Interests of Certain
                Persons in the Merger; Potential Conflicts of Interest," "INTRODUCTION--Voting Rights;
                Agreements to Vote; Vote Required For Approval" and "SPECIAL FACTORS-- Interests of Certain
                Persons in the Merger; Potential Conflicts of Interest" in the Proxy Statement, which information is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

(a)-(b)         Reference hereby is made to the information under the headings "INTRODUCTION--Voting Rights;
                Agreements to Vote; Vote Required for Approval," "SPECIAL FACTORS--CPI's Reasons for the Merger;
                Recommendation of Our Board of Directors" and "SPECIAL FACTORS--Interests of Certain Persons in
                the Merger; Potential Conflicts of Interest" of the Proxy Statement, which information is incorporated herein by reference.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

(a)             Reference hereby is made to the information under the heading "THE MERGER--Rights of Dissenting
                Stockholders" and in Appendix B of the Proxy Statement, which information is incorporated herein by reference.

(b)             Not applicable.

(c)             Not applicable.

ITEM 14. FINANCIAL INFORMATION.

(a)             Reference hereby is made to the information under the heading "SUMMARY--Our Financial
                Information and Projections" in the Proxy Statement, which information is incorporated herein by reference. Reference is hereby made to the Annual Report on Form 10-K for the fiscal year ended
                February 6, 1999 for the Corporation, which is incorporated in the Proxy Statement by reference and incorporated herein by reference. Book value per share of the Corporation's common stock as of February 6, 1999 and as of July 24, 1999 was $11.81 per share and $11.47 per share, respectively.

(b)             Not applicable.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

(a)             Reference hereby is made to the information under the headings "SUMMARY," "SPECIAL
                FACTORS--Background of the Merger," "SPECIAL FACTORS--Opinion of Financial Advisor" and "SPECIAL
                FACTORS--Interests of Certain Persons in the Merger; Potential Conflicts of Interest" in the
                Proxy Statement, which information is incorporated herein by reference.

(b)             Reference hereby is made to the information under the heading "INTRODUCTION--Solicitation of
                Proxies" and "EXPENSES OF SOLICITATION" in the Proxy Statement, which information is incorporated herein by reference.

ITEM 16. ADDITIONAL INFORMATION.

                Reference hereby is made to the Proxy Statement, the Appendixes thereto and the exhibits hereto, which contain additional information regarding the Merger, which information is incorporated herein by reference.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.


 (a)(1)         Commitment letter from Credit Suisse First Boston for Senior Secured Credit Facility Loan dated
                June 15, 1999.*

   (2)          Commitment letter from Credit Suisse First Boston for Bridge Loan Facility dated June 15,
                1999.*

   (3)          Letter agreement amending the commitment letter for Senior Secured Credit Facility dated
                September 8, 1999.

   (4)          Letter agreement assigning a portion of the Senior Secured Credit Facility to Morgan Stanley &
                Co. dated September 9, 1999.

   (5)          Letter agreement assigning a portion of the Bridge Loan Facility to Morgan Stanley Senior
                Funding, Inc. dated September 9, 1999.

 (b)(1)         Opinion of Credit Suisse First Boston Corporation (Attached as Appendix C to the Proxy Statement
                and incorporated herein by reference).

   (2)          Written Materials distributed to Board of Directors at May 26, 1999 meeting by Credit Suisse
                First Boston Corporation.*

 (c)(1)         Agreement and Plan of Merger, dated as of June 15, 1999, among Parent, Sub and the Corporation
                (Attached as Appendix A to the Proxy Statement and incorporated herein by reference).

   (2)          Form of Subscription Agreement for Accredited Investors (including voting agreements).*

   (3)          Guarantee of American Securities Capital Partners, L.P dated June 15, 1999.*

   (4)          Form of Subscription Agreement for Accredited Investors.*

 (d)(1)         Proxy Statement (filed by CPI Corp. on September 23, 1999 and incorporated herein by reference).

 (e)(1)         Section 262 of the Delaware General Corporation Law (Attached as Appendix B to the Proxy
                Statement and incorporated herein by reference).

 (f)(1)         Not applicable.


------------------
*  Previously filed.

                                   SIGNATURE
     After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: September 23, 1999



                                          CPI CORP.
                                          By: /s/ Alyn V. Essman________________
                                            Name: Alyn V. Essman________________
                                            Title: Chief Executive Officer______


                                          SPS INTERNATIONAL HOLDINGS, INC.
                                          By: /s/ Mark Bandeen__________________
                                            Name: Mark Bandeen__________________
                                            Title: Co-President_________________

                                          SPS ACQUISITION, INC.
                                          By: /s/ Mark Bandeen__________________
                                            Name: Mark Bandeen__________________
                                            Title: Co-President_________________

                                          AMERICAN SECURITIES PARTNERS II, L.P.

                                          By:  AMERICAN SECURITIES ASSOCIATES
                                          II, L.L.C.,
                                            its general partner
                                              By: /s/ Michael G. Fisch__________
                                              Name: Michael G. Fisch____________
                                              Title: Managing Member____________

                                          /s/ Alyn V. Essman____________________
                                          Alyn V. Essman

                                          /s/ Russell Isaak_____________________
                                          Russell Isaak

                                          /s/ Patrick J. Morris_________________
                                          Patrick J. Morris

                                 EXHIBIT INDEX


EXHIBIT
NUMBER   DESCRIPTION
-------  -----------
(a)(1)    --   Commitment letter from Credit Suisse First Boston for Senior Secured Credit Facility Loan
               dated June 15, 1999.*

   (2)    --   Commitment letter from Credit Suisse First Boston for Bridge Loan Facility dated June 15,
               1999.*

   (3)    --   Letter agreement amending the commitment letter for Senior Secured Credit Facility dated
               September 8, 1999.

   (4)    --   Letter agreement assigning a portion of the Senior Secured Credit Facility to Morgan
               Stanley & Co. dated September 9, 1999.

   (5)    --   Letter agreement assigning a portion of the Bridge Loan Facility to Morgan Stanley Senior
               Funding, Inc. dated September 9, 1999.

(b)(1)    --   Opinion of Credit Suisse First Boston Corporation (Attached as Appendix C
               to the Proxy Statement and incorporated herein by reference).

   (2)    --   Written Materials distributed to Board of Directors at May 26, 1999 meeting by
               Credit Suisse First Boston Corporation.*

(c)(1)    --   Agreement and Plan of Merger, dated as of June 15, 1999, among SPS International Holdings,
               Inc., SPS Acquisition, Inc. and CPI Corp. (Attached as Appendix A to the Proxy Statement
               and incorporated herein by reference.)

   (2)    --   Form of Subscription Agreement for Accredited Investors (including voting agreements).*

   (3)    --   Guarantee of American Securities Capital Partners, L.P. dated June 15, 1999.*

   (4)    --   Form of Subscription Agreement for Accredited Investors.*

(d)(1)    --   Proxy Statement filed by CPI Corp. on September 23, 1999 and incorporated herein by reference.

(e)(1)    --   Section 262 of the Delaware General Corporation Law. (Attached as Appendix B to the Proxy
               Statement and incorporated herein by reference).

(f)(1)    --   Not applicable.


------------------

     *_ Previously filed.